UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                          The Continuum Company, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                     212180
                                 (CUSIP Number)

                                    Copy to:

Robert C. Canfield, Esq.                           John F. Marvin, Esq.
DST Systems, Inc.                                  Watson & Marshall, L.C.
1055 Broadway, 9th Floor                           1010 Grand Avenue, Suite 500
Kansas City, Missouri 64105                        Kansas City, Missouri 64106
(816) 435-1000                                     (816) 842-3132
FAX: (816) 435-8630                                FAX: (816) 842-1247

           (Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

                                 August 1, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                                  SCHEDULE 13D

1.    Name Of Reporting Person
      S.S. or I.R.S. Identification No. Of Above Person:

                             DST Systems, Inc.

2.    Check The Appropriate Box If A Member Of A Group:  (a) [ ]  (b) [ ]

3.    SEC Use Only

4.    Source of Funds: N/A

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) [ ]

6.    Citizenship Or Place Of Organization:  Delaware

7.    Sole Voting Power: 0

8.    Shared Voting Power: 0

9.    Sole Dispositive Power: 0

10.   Shared Dispositive Power: 0

11.   Aggregate Amount Beneficially Owned By Each Reporting Person:  0

12.   Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]

13.   Percent Of Class Represented By Amount In Row (11)  0%

14.   Type Of Reporting Person:  CO


                        AMENDMENT NO. 6 TO SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

     This Amendment No. 6 to Schedule 13D is filed on behalf of DST Systems, Inc., a Delaware corporation ("DST") to reflect recent developments in connection with DST's ownership of the common stock, $.10 par value, of The Continuum Company, Inc., a Delaware corporation ("Issuer"). Reference is made to the initial statement on Schedule 13D dated as of October 1, 1993 (the "DST Statement") as amended by Amendments No. 1, 2, 3, 4, and 5 thereto, dated December 1, 1993, December 22, 1993, January 6, 1994, January 19, 1994, and November 21, 1995, respectively. The DST Statement is hereby further amended and supplemented as follows:

Item 1.        Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, $0.10 par value per share ("CNU Common Stock"), of Issuer. The principal executive offices of Issuer are located at 9500 Arboretum Boulevard, Austin, Texas 78759-6399.

Item 2.        Identity and Background.

     This statement is being filed on behalf of DST. The principal executive office of DST is located at 1055 Broadway, Kansas City, Missouri 64105. DST Systems Inc., a Missouri corporation, was reorganized into DST in August, 1995.

     DST provides sophisticated information processing and computer software services and products, primarily to mutual funds, insurance providers, banks and other financial services organizations.

     Kansas City Southern Industries, Inc., a Delaware corporation ("KCSI"), reduced its ownership in DST on October 31, 1995 through a primary and secondary public offering of 25,300,000 shares of DST's common stock. DST is no longer a wholly-owned subsidiary of KCSI, and KCSI currently owns approximately 40 percent of the outstanding common stock of DST. In addition, Messrs. A. Edward Allinson and Michael G. Fitt, who are directors of DST, are also directors of KCSI. DST has not entered into any agreements with respect to its management or corporate policies with KCSI. The existence of cumulative voting and the exemption of KCSI from DST's Stockholders' Rights Plan provide KCSI with the potential to effectively control the corporate governance of DST. However, KCSI disclaims control of DST and beneficial ownership of CNU Common Stock as a result of its stock ownership in DST.

     Neither DST nor any of its executive officers or directors hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the executive officers and directors whose names and business addresses appear below is a U.S. citizen and is principally employed by DST or its affiliates in the capacities shown, except as indicated otherwise. The business address of such officers and directors of DST is 1055 Broadway, Kansas City, Missouri 64105.

DST Executive Officers

Name                         Office

Thomas A. McDonnell          President/Chief Executive Officer
Thomas A. McCullough         Executive Vice President
Morton B. Comer              Senior Vice President
Robert C. Canfield           Senior Vice President/General Counsel/Secretary
James P. Horan               Chief Information Officer
Kenneth V. Hager             Vice President/Chief Financial Officer/Treasurer
Charles W. Schellhorn        President, Output Technologies, Inc.
Michael A. Waterford         Group Vice President
Robert L. Tritt              Group Vice President
John W. McBride              Group Vice President
J. Philip Kirk, Jr.          Vice President
Joan J. Horan                Vice President
John T. O'Neal               Vice President
James H. Reinert             Vice President
John J. Faucett              Controller
Michael Winn                 DST International Limited, United Kingdom-Manager,
                              not a U.S. citizen

DST Directors

Name                         Office

Thomas A. McDonnell          President/Chief Executive Officer of DST
                              Systems, Inc.
Thomas A. McCullough         Executive Vice President of DST Systems, Inc.
A. Edward Allinson           Chairman of the Board of Boston Financial Data
                              Services. Executive Vice President of State
                              Street Bank and Trust Company
Michael G. Fitt              Retired
M. Jeannine Strandjord       Senior Vice President and Treasurer of Sprint
                              Corporation
William C. Nelson            Chairman of the Board, Chief Executive Officer and
                              President of Boatmen's First National Bank of Kansas City


Item 3.        Source and Amount of Funds or Other Consideration.

     Not applicable to transaction prompting amendment.

Item 4.        Purpose of Transaction.

     DST has no plans or intentions which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

     With respect to DST's holdings of CNU Common Stock, the responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to this Item 5. DST made a charitable gift of 75,000 shares of CNU Common Stock on July 30, 1996, which was not a material disposition under 17 C.F.R. Section 240.13d-2(a). DST exchanged on August 1, 1996 the remaining shares of CNU Common Stock for shares of common stock, $1.00 par value, of Computer Sciences Corporation, a Nevada corporation ("CSC"). The exchange occurred as the result of a merger between a direct, wholly-owned subsidiary of CSC and Issuer (the "Merger"). For information about the exchange of CNU Common Stock for shares of common stock of CSC, see the Schedule 13D DST filed on August 12, 1996, relating to its acquisition of common stock of CSC, the proxy statement/prospectus contained in the Form S-4, as amended, filed by CSC as of June 10, 1996, and the Form 8-K filed by CSC as of August 1, 1996. The mean price of CNU Common Stock on July 30, 1996 was $52.6875 and on August 1, 1996 was $55.00.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     DST entered into a Stockholder Agreement dated April 28, 1996, with CSC in which DST agreed to vote in favor of the Merger. DST also agreed not to directly or indirectly (i) sell, pledge, or otherwise dispose of its holdings of CNU Common Stock, or (ii) grant any proxy or power of attorney with respect to such CNU Common Stock, or deposit such CNU Common Stock into a voting agreement.

     By letter dated April 28, 1996, to CSC, DST also made certain representations that it would not transfer, sell or dispose of CNU Common Stock until certain circumstances relating to the Merger occurred.

Item 7.        Material to be Filed as Exhibits.

     The following were referenced in Item 6 of this Schedule 13D and are filed herewith as exhibits to this Schedule 13D:


     99.7 The Stockholder Agreement dated April 28, 1996; and
     99.8 The DST letter to CSC dated April 28, 1996.

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the statement is true, complete and correct.

     Dated as of August 9, 1996.


                              DST SYSTEMS, INC.



                              By:    /s/ Robert C. Canfield
                                   Robert C. Canfield
                                   Senior Vice President,
                                   General Counsel and Secretary


                               INDEX TO EXHIBITS

Exhibit No.                     Description
   99.7                         Stockholder Agreement dated April 28, 1996

   99.8                         DST letter to CSC dated April 28, 1996